FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 14, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: May 14, 2003

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Gyula Fazekas, Matáv IR
+36-1-457-6186
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

SUCCESSFUL START TO THE YEAR IN THE FIXED LINE AND MOBILE SEGMENTS

BUDAPEST – May 14, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter 2003 according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues increased by 2.8% (3.0% in EUR terms) to HUF 144.9 bn (EUR 595.1 m) in Q1 2003 compared to Q1 2002 driven mainly by higher mobile, leased line and data revenues, partly offset by a decline in revenues from international activities (MakTel) and lower subscription and traffic revenues.

•                  EBITDA grew by 13.3% to HUF 66.7 bn resulting in a very high EBITDA margin of 46.0%.

•                  Fixed line segment: revenues were broadly stable; EBITDA margin more or less unchanged at 40.3%.

•                  Mobile segment: Revenues increased by 8.4% mainly due to higher traffic revenues and enhanced services. EBITDA margin increased to 43.0% in the first quarter of 2003. Westel had 3.4 million customers at the end of March this year.

•                  International segment: Revenues declined by 3.2% mainly due to the general macroeconomic slowdown in Macedonia, although EBITDA margin reached 55.9%. As a result of our cost cutting efforts, EBITDA increased to HUF 8.7 bn from HUF 6.5 bn in the same period last year.

•                  Group operating profit grew by 21.2% to HUF 36.4 bn although net income declined slightly to HUF 19.0 bn (EUR 78.1 m). This was mainly due to the significant increase in net interest charges (due to an increase in FX loss).

•                  Net cash from operating activities increased to HUF 44.8 bn as a result of the higher EBITDA and lower working capital requirements (mainly due to the favorable effect of the change in inventories and in payables and the unfavorable impact of the change in trade receivables) although this was partly offset by higher interest paid. Net cash used in investing activities fell to HUF 21.0 bn.  This was driven by the change in capex creditors as well as the fact that no acquisitions were executed in 2003. Net cash used in financing activities amounted to HUF 19.4 bn, driven by continuous debt repayments in the first quarter 2003.

•                  Net debt has been reduced by HUF 80.3 bn since the end of March 2002 resulting in a reduced net debt ratio (net debt to net debt plus equity plus minority interest) of 36.6% compared to 44.8% at end-March 2002.

Elek Straub, Chairman and CEO commented: “We started the year with strong financial results across the Group. The fixed line segment reported stable revenues and a broadly unchanged EBITDA in a fully liberalized market. As a response to increasing competitive pressure, we have offered a number of customized tariff packages to all of our customers, resulting in more than 1 million of them choosing one of these packages by the end of the period. In line with our previously announced headcount rationalization program, the employee numbers at the parent company were reduced by 8% in the last three months, resulting in a line per employee ratio of 340 (compared to 315 at year-end 2002). As a result of the expected leveling off of mobile customer growth, we have placed slightly more emphasis on improving profitability in this segment rather than retaining market share. Consequently, the mobile segment reported excellent EBITDA whilst still preserving its leading market position. Unlike 2002, the beginning of 2003 was characterized by a shift in focus from entry barriers towards tariff competition. Driven by the slowdown of the entire mobile market, the importance of customer retention programs is increasing. At our international subsidiary, MakTel, the top line growth was negatively affected by the macroeconomic slowdown of the country. Nevertheless through severe cost cutting initiatives, the profitability of MakTel was successfully retained. Overall, based on our successful start to the year, I am confident that our performance will be in line with the public targets we have set for 2003.”

Fixed line: Stable results, new tariff packages and growing momentum in the ADSL market

Fixed line revenues were broadly unchanged at HUF 82.2 bn with an EBITDA margin of 40.3%. Domestic and international traffic revenues combined fell by 4.1%. Leased line and data revenues continued to grow by 14.0%, driven by volume growth in ADSL and Internet subscribers. Fixed line penetration slightly declined to 38.1% (from 39.2% a year ago) with a marginal reduction in the total number of lines. Nevertheless the number of ISDN channels increased to 515,960, showing 7.9% growth since end-March, 2002. The total number of our customized packages represented approximately 37% of the total number of lines at the end of the first quarter 2003. By the end of March 2003, 18.0% of Matáv’s total fixed lines were ISDN channels. The Company was successful in broadband applications, with the number of installed ADSL lines growing by over 30% since December 2002 to 44,486 by the end of March 2003. Matáv’s Internet subsidiary, Axelero maintained its leading position among ISPs in the dial-up market with a market share of approximately 43%.

Mobile: Strong financial performance despite intense competition

Mobile segment revenues rose by 8.4%. EBITDA increased by 31% to HUF 24.8 bn, while the EBITDA margin reached 43.0%. Operating profit rose strongly to HUF 15.3 bn from HUF 10.5 bn in the same period last year, and operating profit margin grew 6.8 percentage points to 26.6%. Westel preserved its leading position in a stable mobile market characterized by intense competition, maintaining its customer base at 3.4 million at the end of March 2003. Westel’s GSM market share was 48.2%, showing a slight decline due to Westel’s relatively higher entry barriers and increased tariff competition. At the end of the first quarter, prepaid customers represented nearly 75% of the total customer base. Average acquisition cost per customer fell by 21.6% to HUF 11,854 in Q1 2003 from HUF 15,117 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. Both ARPU (monthly average revenue per user) and MOU (monthly average minutes of use per subscriber) show a general declining tendency, compared to the last quarter of 2002 they have decreased mainly due to seasonality, resulting in an ARPU of HUF 5,059 and a MOU of 103 in Q1 2003. Enhanced services (mainly SMS) within ARPU reached HUF 534 (10.6% of total), showing an impressive development compared to HUF 437 (7.2% of total) in Q1 2002. The churn rate in the postpaid segment was successfully limited to 15.7% in Q1 2003.

International: Top line hit, but profitability successfully preserved

International revenues declined by 3.2% to HUF 15.6 bn driven by a decrease in mobile equipment sales and a decrease in international traffic revenues due to both lower prices and usage. This was partially offset by higher subscription revenues as a result of higher subscription fees for analog lines. Mobile revenues were stable, driven by an increased customer base, which compensated for the lower MOU. Responding to limitations in revenue growth, the company strongly focused on expenditures. MakTel reduced consultancy, marketing fees and maintenance expenses. In line with lower sales, cost of telecommunications equipment sales declined to HUF 0.5 bn. Employee-related expenses were broadly unchanged at HUF 2.1 bn. Due to lower traffic, payments to other network operators also fell. EBITDA reached HUF 8.7 bn with the EBITDA margin strong at 55.9%. Fixed line penetration in Macedonia was around 29%, and mobile penetration grew to 19% at the end of March 2003. Fixed line customers reached 604,482, up 7.3% from a year earlier. Within this, analog subscribers grew by 6.3% to 579,942 and ISDN channels rose significantly by 37.2% to 24,540. The mobile customer base increased by 46.1% to 386,133. The number of Internet subscribers reached 37,425 at the end of the first quarter of 2003.

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of March 31, 2003 include MagyarCom GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s Q1 2003 results please visit our website:

(http://www.matav.hu/english/investor relations) or the website of the Budapest Stock Exchange (www.bse.hu Listed Securities/ Issuer’s news).

MATÁV

Consolidated Balance Sheets – IFRS (HUF million)

	Mar 31, 2002	Mar 31, 2003	Mar 31, 2002 - Mar 31, 2003 % change
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	11 482	13 776	20.0%
Financial investments	425	341	(19.8)%
Receivables	90 230	95 800	6.2%
Inventories	14 678	10 442	(28.9)%
Assets held for disposal	3 725	2 285	n.a.
Total current assets	120 540	122 644	1.7%

Property, plant and equipment	641 948	636 733	(0.8)%
Intangible assets	300 876	290 374	(3.5)%
Associates and other long term investments	12 816	6 806	(46.9)%
Total fixed assets	955 640	933 913	(2.3)%

Other non current assets	15 193	17 082	12.4%

Total assets	1 091 373	1 073 639	(1.6)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Loans and other borrowings	45 383	220 012	384.8%
Trade and other payables	101 362	92 855	(8.4)%
Deferred revenue	3 090	2 568	(16.9)%
Provisions for liabilities and charges	3 531	7 905	123.9%
Total current liabilities	153 366	323 340	110.8%

Loans and other borrowings	395 261	142 545	(63.9)%
Deferred revenue	6 663	3 926	(41.1)%
Deferred tax liability	2 817	1 308	(53.6)%
Other non current liabilities	4 757	46	(99.0)%
Total non current liabilities	409 498	147 825	(63.9)%

Minority interests	48 137	65 328	35.7%

Shareholders’ equity
Common stock	103 736	104 281	0.5%
Additional paid in capital	22 955	27 382	19.3%
Treasury stock	(163)	(4 488)	2 653.4%
Retained earnings	353 844	409 971	15.9%
Total shareholders’ equity	480 372	537 146	11.8%

Total liabilities and shareholders’ equity	1 091 373	1 073 639	(1.6)%

MATÁV

Consolidated Income Statements – IFRS  (HUF million)

	3 months ended March 31,		%
	2002	2003	Change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	25 065	24 458	(2.4)%
Domestic traffic revenue	30 125	29 539	(1.9)%
Other usage	3 595	3 386	(5.8)%
Domestic telecommunications services	58 785	57 383	(2.4)%

International traffic revenues	6 733	5 772	(14.3)%

Mobile telecommunications services	39 822	45 933	15.3%

Revenues from international activities	16 092	15 565	(3.3)%

Leased lines and data transmission	8 171	9 138	11.8%

Other revenues	11 380	11 140	(2.1)%

Total revenues	140 983	144 931	2.8%

Employee related expenses	(19 579)	(21 011)	7.3%
Depreciation and amortization	(28 804)	(30 277)	5.1%
Payments to other network operators	(19 119)	(19 806)	3.6%
Cost of telecommunications equipment sales	(10 291)	(6 937)	(32.6)%
Other operating expenses	(33 144)	(30 494)	(8.0)%

Total operating expenses	(110 937)	(108 525)	(2.2)%

Operating profit	30 046	36 406	21.2%

Net interest and other charges	(3 860)	(10 203)	164.3%

Share of associates’ results before income tax	158	(47)	n.m.

Profit before income tax	26 344	26 156	(0.7)%

Income tax expense	(4 525)	(3 836)	(15.2)%

Profit after income tax	21 819	22 320	2.3%

Minority interest	(1 873)	(3 302)	76.3%

Net income	19 946	19 018	(4.7)%

MATÁV

Consolidated Cash Flow Statement – IFRS  (HUF million)

	3 months ended March 31, 2002	3 months ended March 31, 2003	% Change
	(Unaudited)	(Unaudited)

Cash flow from operating activities
Operating profit	30 046	36 406	21.2%
Depreciation and amortization of fixed assets	28 804	30 277	5.1%
Change in working capital	(7 293)	(3 782)	(48.1)%
Amortization of deferred income	(778)	(684)	(12.1)%
Interest paid	(6 504)	(10 238)	57.4%
Commissions and bank charges	(641)	(565)	(11.9)%
Net income tax paid	(2 648)	(2 645)	(0.1)%
Other items	541	(3 967)	n.m.
Net cash from operating activities	41 527	44 802	7.9%

Cash flow from investing activities
Capital expenditure on tangible and intangible assets	(30 021)	(21 363)	(28.8)%
Purchase of subsidiaries and investments	(1 868)	0	(100.0)%
Cash acquired through acquisitions	0	0	n.a.
Interest received	376	172	(54.3)%
Dividends received	0	0	n.a.
Net change in financial assets	(98)	106	n.m.
Proceeds from disposal of fixed assets	578	134	(76.8)%
Net cash flow utilized in investing activities	(31 033)	(20 951)	(32.5)%

Cash flow from financing activities
Dividends paid to shareholders and minority interest	(14)	(8)	(42.9)%
Net repayments of borrowings	(9 077)	(19 507)	114.9%
Proceeds from issue of common stock	0	0	n.a.
Purchase of treasury stock	0	0	n.a.
Other	20	72	260.0%
Net cash flow utilized in financing activities	(9 071)	(19 443)	114.3%

Translation differences on cash and cash equivalents	(58)	517	n.m.

Change in cash and cash equivalents	1 365	4 925	260.8%

Cash and cash equivalents at beginning of year	10 117	8 851	(12.5)%

Cash and cash equivalents at end of year	11 482	13 776	20.0%

Change in cash and cash equivalents	1 365	4 925	260.8%

Summary of key operating statistics

	1Q2002	1Q2003	% change

EBITDA margin	41.7%	46.0%	n.a.
Operating margin	21.3%	25.1%	n.a.
Net income margin	14.1%	13.1%	n.a.
ROA	7.3%	7.1%	n.a.
Net debt to total capital	44.8%	36.6%	n.a.

Number of closing lines
Residential	2 127 410	2 041 149	(4.1)%
Business	296 002	269 721	(8.9)%
Payphone	37 284	32 910	(11.7)%
ISDN channels	478 050	515 960	7.9%
Total lines	2 938 746	2 859 740	(2.7)%

Digitalization of exchanges with ISDN	86.2%	87.2%	n.a.
Penetration	39.2%	38.1%	n.a.

Fixed line employees (closing full equivalent)	9 116	8 421	(7.6)%
Total no of employees (closing full equivalent)	16 418	15 277	(6.9)%
Lines per fixed line employees	322	340	5.6%
Lines per fixed line employees at Matáv Rt. + Emitel	320	337	5.3%

Traffic in minutes (thousands)
Domestic	2 491 903	2 110 376	(15.3)%
International outgoing	38 653	34 122	(11.7)%

Emitel line numbers incl. ISDN channels	80 572	78 810	(2.2)%
Emitel domestic traffic (thousand minutes)	50 107	42 295	(15.6)%
Emitel international outgoing traffic (thousand minutes)	628	551	(12.3)%

Westel 0660 RPCs (Revenue Producing Customers)	37 792	17 551	(53.6)%
Westel RPCs (Revenue Producing Customers)	2 710 959	3 401 770	25.5%
Total cellular RPCs	2 748 751	3 419 321	24.4%

Westel’s MOU	121	103	(14.9)%
Westel’s ARPU (Average Traffic Rev./RPC/Month)	6 030	5 059	(16.1)%
Westel’s overall churn	17.6%	26.0%	n.a.

Managed leased lines (FLEX-Com connections) *	11 987	11 550	(3.6)%
ADSL lines	11 596	44 486	283.6%
Internet subscribers	142 385	160 280	12.6%
Cable television customers	307 406	342 840	11.5%

* Please note that from January 1, 2003, FlexCom connections are reported from the billing system, rather than from our technical datawarehouse. Due to the difference in measurements, figures prior to and after January 1, 2003 are not comparable.

Analysis of the Financial Statements

for the three months ended March 31, 2003

Exchange rate information

The Euro strengthened by 1.4% against the Hungarian Forint year on year (from 243.50 HUF/EUR on March 31, 2002 to 246.84 HUF/EUR on March 31, 2003). From the year-end 2002, the Euro strengthened by 4.6% against the Hungarian Forint (from 235.90 HUF/EUR on December 31, 2002 to 246.84 HUF/EUR on March 31, 2003). The average HUF/EUR rate decreased from 244.07 in 1Q2002 to 243.56 in 1Q2003.

The U.S. Dollar depreciated by 18.7% against the Hungarian Forint year on year (from 279.18 HUF/USD on March 31, 2002 to 227.02 HUF/USD on March 31, 2003). From the year-end 2002 to March 31, 2003, the U.S. Dollar slightly appreciated against the Hungarian Forint.

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 2.4% in the first quarter of 2003 compared to the same period in 2002. Revenues from connection fees declined, which resulted from the lower number of ISDN gross additions as well as lower analog connection fees due to promotions. Other charges decreased as well mainly as a result of decreased usage of televoting. These decreases were partially offset by analog subscription fee increases from September 1, 2002 and from February 1, 2003. The ISDN subscription fee revenue also increased in 1Q2003 compared to 1Q2002 due to the higher number of average ISDN connections.

Domestic traffic revenue in 1Q2003 amounted to HUF 29.5 billion, compared to HUF 30.1 billion in 1Q2002. This decrease mainly resulted from the 15.3% decline in domestic minutes at Matáv. This decrease was partly offset by price changes on September 1, 2002 and on February 1, 2003.

Revenues from other usage for the first quarter of 2003 decreased by 5.8% compared to the same period in 2002. This decrease was mainly attributable to lower fees paid to Matáv by LTOs and mobiles for long distance and international usage. The decrease is also attributable to a lesser extent to a change in mix of calls in LTO relation (there was less international and more domestic traffic termination, which has a lower per minute interconnection rate).

International traffic revenues decreased to HUF 5.8 bn for the 3 months ended March 31, 2003, compared to HUF 6.7 bn for the same period in 2002. Both outgoing and incoming international revenue show a decrease mainly because of traffic as well as price decreases. Outgoing international traffic measured in minutes decreased by 11.7% at Matáv Rt., while incoming international minutes decreased by 1.7% due to wider use of VOIP and leased line services. Incoming international traffic revenues were also negatively affected by the stronger HUF.

Revenues from mobile telecommunications services amounted to HUF 45.9 bn for the first quarter of 2003, compared to HUF 39.8 bn for the three months ended March 31, 2002 (a 15.3% increase). The growth mainly resulted from the 31.9% higher Westel average customer base. Prepaid customers accounted for approximately 84.9% of gross additions in the first quarter of 2003 and represent 74.9% of total Westel customers at March 31, 2003.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel’s average usage per customer per month measured in MOU decreased by 14. 9% from 121 minutes in 1Q2002 to 103 minutes in 1Q2003. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel’s average revenue per user (“ARPU”) decreased by 16.1%, from HUF 6,030 in 1Q2002 to HUF 5,059 in 1Q2003 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services, enhanced services show the highest increase with approximately 60% growth year over year, which represents 10.6% of the ARPU in the first quarter 2003. This revenue includes primarily short message service (“SMS”) and newly introduced services like multimedia messaging service (“MMS”).

The liberalization of the fixed line telecommunications market in December 2001 is expected to have an effect on the mobile telecommunications industry as well. In November 4, 2002, the Hírközlési Felügyelet (Communications Authority, “HIF”) pronounced Westel as a significant market power in the interconnections market. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel. The extent and timing of this change is not known yet.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities reached HUF 15.6 bn for the first quarter ended March 31, 2003. The 3.3% decrease was due to the decrease in equipment sales revenues resulting from lower gross additions at MobiMak, lower outgoing international traffic revenues resulting from decreased usage as well as lower prices and lower incoming international revenues due to strengthening of the MKD against the SDR. These decreases were partly offset by increases in revenues from subscriptions, connections and other charges due to price increases as well as volume changes: fixed line subscribers increased by 7.3% year over year.

Revenues from leased lines and data transmission grew to HUF 9.1 bn for 1Q2003, compared to HUF 8.2 bn for the same period in 2002. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 44,486 (from 11,596 at the end of first quarter of 2002) and the number of Internet connections grew by 12.6% to 160,280 at period-end.

Other revenues amounted to HUF 11.1 bn for the first 3 months of 2003, compared to HUF 11.4 bn for the same period in 2002. Other revenues include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. The decrease in this category is mainly due to the 26.0% decrease in equipment sales, due to significantly lower number of gross additions at Westel. The decrease was partly offset by a strong increase in Cable TV revenues resulting from the increase in average number of cable TV subscribers and price increases.

Operating Expenses

Employee related expenses for the first quarter of 2003 amounted to HUF 21.0 bn, compared to HUF 19.6 bn for the same period in 2002 (an increase of 7.3%). The main driver of the increase is the 9.0% average wage rate increase at Matáv Rt. from April 1, 2002. In addition, employee related expenses increased strongly at Westel mainly due to wage rate increases.

These increases were partly offset by a decrease in the group headcount figure, which fell to 15,277 by March 31, 2003. Efficiency improvements continued, and resulted in an increased number of lines per fixed line employee, 336.6 at the end of March 2003, compared to 320.1 a year earlier.

Depreciation and amortization increased by 5.1% reaching HUF 30.3 bn in 1Q2003, compared to HUF 28.8 bn for the same period in 2002. This increase is due to higher level of gross assets, mainly base stations and telephone exchanges.

Payments to other network operators for 1Q2003 reached HUF 19.8 bn, compared to HUF 19.1 bn for the same period in 2002. The increase was mainly due to the 14.1% increase in domestic network access charges, mainly driven by Westel’s outpayments to other GSM service providers and payments made by Matáv Rt. to Internet Service Providers (ISPs). This increase was partly offset by a 19.2% decrease in international network access charges driven by the stronger HUF against the SDR, lower average settlement rates with foreign service providers as well as lower outgoing traffic.

The cost of telecommunications equipment sales for the first quarter of 2003 was HUF 6.9 bn, compared to HUF 10.3 bn for the same period in 2002. This decrease is mainly due to the significantly lower gross additions at Westel.

Other operating expenses decreased by 8.0% to HUF 30.5 bn for the three months ended March 31, 2003 compared to the same period in 2002. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. The decrease in other operating expenses mainly relates to lower consultancy fees of Matáv Rt. and MakTel, as well as decreased service fees and marketing expenses.

Operating Profit

Operating margin for the three months ended March 31, 2003 was 25.1%, while operating margin for the same period in 2002 was 21.3%.

Net Interest and Other Charges

Net interest and other charges were HUF 10.2 bn for 1Q2003, compared to HUF 3.9 bn for 1Q2002. Net interest and other charges increased significantly due to the HUF 11.7 bn increase in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the weakening of the HUF. Net interest and other charges include HUF 8.0 bn net FX loss, HUF 6.0 bn interest expense, HUF 4.2 bn swap related income (including interest and movements in fair value), HUF 0.6 bn commissions and other charges and HUF 0.2 bn interest and financial income.

Share of associates’ results

Share of associates’ results amounted to minus HUF 47 million for the first quarter of 2003, compared to HUF 158 million for the same period in 2002, reflecting decreased financial results of M-RTL.

Income tax

Income tax expense decreased from HUF 4.5 bn for 1Q2002 to HUF 3.8 bn for 1Q2003, mainly due to Matáv Rt., where no corporate tax charge is recognized for 1Q2003, resulting from the tax incentives for broadband investments. This was partly offset by higher profit before tax of Westel and MakTel.

Minority Interest

Minority interest for the first three months of 2003 was HUF 3.3 bn, compared to HUF 1.9 bn for the same period in 2002. This 76.3% increase resulting from the improved performance of MakTel.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	1Q2002	1Q2003	Change (%)
Revenues	82,355	82,169	(0.2)
EBITDA	33,430	33,120	(0.9)
Operating profit	16,194	15,338	(5.3)
Profit after income tax	10,940	6,401	(41.5)
Minority interest	5	(31)	n.m.
Net income	10,945	6,370	(41.8)

Revenues from the fixed line segment remained stable year over year, but its composition changed. Leased line and data transmission services increased by 14.0% in the first quarter of 2003 compared to the first three months of 2002. Leased line and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers. Matáv’s domestic fixed voice business experienced a moderate decline, 2.7%. International revenues declined by 13.7% due to lower outgoing and incoming traffic as well as decrease in HUF/SDR exchange rate.

Operating profit of the fixed line segment decreased by 5.3%. Within operating expenses employee related expenses and depreciation and amortization increased, but these increases were partly offset by decreases in payments to other network operators and in cost of equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	1Q2002	1Q2003	Change (%)
Revenues	53,253	57,734	8.4
EBITDA	18,958	24,837	31.0
Operating profit	10,519	15,332	45.8
Profit after income tax	8,173	11,080	35.6
Net income	8,173	11,080	35.6

Revenues in the mobile segment increased by 8.4% in the first quarter of 2003 compared to the same period in 2002 due to strong increases in the number of mobile customers. Westel’s customer base surged 25.5% to 3,401,770 subscribers, including 2,546,330 prepaid customers by March 31, 2003. Average monthly usage per Westel subscriber decreased by 14.9% from 121 minutes in 1Q2002 to 103 minutes in 1Q2003. GSM mobile penetration reached 69.6% in Hungary and Westel accounts for 48.2% market share in the very competitive GSM market.

Operating profit shows a 45.8% increase. While revenues grew 8.4%, operating expenses remained stable year over year.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	1Q 2002	1Q 2003	Change (%)
Revenues	16,140	15,623	(3.2)
EBITDA	6,462	8,726	35.0
Operating profit	3,333	5,736	72.1
Profit after income tax	2,706	4,839	78.8
Minority interest	(1,878)	(3,271)	74.2
Net income	828	1,568	89.4

MakTel has been a consolidated company of Matáv beginning January 15, 2001. MakTel’s fixed line subscribers increased by 7.3%, reaching 604,482 at March 31, 2003. Mobile subscribers increased by a significant 46.1% to 386,133, and its Internet subscribers reached 37,425 by March 31, 2003 from 24,672 a year earlier.

Revenues from the international segment decreased by 3.2% year over year to HUF 15.6 billion, mainly driven by lower international traffic revenues and significantly lower equipment sales revenues. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to lower MKD/SDR exchange rates. Domestic traffic revenues increased slightly, mainly due to price increases, which were largely offset by usage decreases. Mobile revenues showed a moderate growth resulting from higher number of mobile subscribers, but this increase was largely offset by lower MOU. Equipment sales revenues decreased significantly due to the lower number of mobile gross additions.

Total operating expenses decreased by 22.8% mainly because of decreases in cost of telecommunications equipment sales, payments to other network operators and other operating expenses.

Minority interest increased significantly by 74.2% to HUF 3.3 bn in the first quarter of 2003. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities at March 31, 2002 were HUF 1,091 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,074 bn as of March 31, 2003.

Loans and other borrowings

The current portion of loans and other borrowings increased significantly by 384.8% from March 31, 2002 to HUF 220 bn at March 31, 2003, while the non-current loans and other borrowing decreased by 63.9% during the same period. These changes result mainly because of the loan taken in December 2001 to finance the acquisition of Westel that becomes due in August 2003.

At March 31, 2003, approximately 52% of the loan portfolio was HUF denominated, while 48% was foreign currency denominated. After taking into account the swap transactions, the foreign currency portion of Matáv’s total debt is only 13%. At the end of the first quarter of 2003, 66.9 % of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 36.6% at March 31, 2003.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv entered into a swap agreement relating to the EUR 301.5 million loan, which was taken to finance the acquisition of MakTel, as of February 4, 2002. The counterparty in the transaction was Deutsche Telekom. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan was subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv was obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment was fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap were matched with the underlying payment obligations on the EUR loan.

The EUR 920 million loan, which was taken to finance the remaining 49 percent of Westel, was partially swapped to HUF effective April 18, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 242.28 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective June 14, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 12,075 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 241.5 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002.  Meanwhile Matáv decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche

Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

To further increase the fix part of the HUF loan portfolio, the remaining part of the EUR 301.5 million loan agreement (EUR 251.5 million), which was swapped to HUF as of February 4, 2002, was replaced with fixed interest HUF loan as of November 4, 2002. Meanwhile the EUR 301.5 million swap and the EUR 301.5 million loan agreements were terminated. The counterparty of the transaction is Deutsche Telekom. The EUR loan amount has been converted into HUF 61,457 million by using the fixed EUR/HUF exchange rate of one EUR to 244.36 HUF (which was applied in the EUR/HUF swap), and has been added to the HUF 12,218 million resulting a HUF 73,675 million fix loan amount. The HUF 73,675 million loan agreement shall be charged interest at fixed rate of 9.3585% per annum.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective September 10, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 56 basis points and HUF 12,170 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 243.4 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To continue the hedging under favorable market conditions Matáv swapped another EUR 125 million part of the EUR 920 million loan to HUF effective December 2, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 125 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 50 basis points and HUF 29,714 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 237.71 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Minority interest

Minority interest increased by 35.7% from March 31, 2002 to HUF 65.3 bn at March 31, 2003. This increase was mainly due to the improved results of MakTel.

Retained earnings

Retained earnings increased by 15.9% from March 31, 2002 to HUF 410 bn at March 31, 2003. This increase was mainly due to net income.

Analysis of group cash flow

Net cash from operating activities increased by 7.9% compared to the first three months of 2002, and amounted to HUF 44.8 bn in the first quarter of 2003.

Net cash flow utilized in investing activities decreased by HUF 10,082 million mainly because of the decrease in change of payables relating to capital expenditures. In the first three months of 2003, net cash flow utilized in investing activities also decreased because Matáv did not purchase any subsidiaries or investments.

Net cash flow utilized in financing activities amounted to minus HUF 9,071 million in the first quarter of 2002, compared to minus HUF 19,443 million in the same period in 2003. While in the first three months of 2002, Matáv repaid a net HUF 9,077 million loan, in the same period of 2003 it repaid a net HUF 19,507 million.